

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Morris Beyda
Chief Financial Officer
Edify Acquisition Corp.
888 7th Avenue, Floor 29
New York, NY 10106

> **Re: Edify Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 16, 2023**
> **File No. 001-39899**

Dear Morris Beyda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 16, 2023

General

1.   Please revise to clarify the reasons for the Founder Share Amendment Proposal, including why the Company believes that the amendment may aid the Company in retaining investors and meeting continued listing requirements, and why the Company believes that it may be more difficult to complete a business combination without the Founder Share Amendment. Similarly, please revise to clarify why significant requests for redemption in the event the Founder Share Amendment Proposal is not approved may prevent the Company from being able to extend the time available to consummate a business combination. We note your related disclosures on page 30, and your disclosure on page 14 that in connection with the Extension Amendment Proposal, public stockholders may elect to redeem all or a portion of their public shares regardless of whether they vote for or against the Extension Amendment Proposal. In addition, please identify any related conflicts of interest of the Sponsor with respect to the Founder Share Amendment Proposal.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Giovanni Caruso